Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Chatter Post by Mike Rosenbaum, Executive Vice President, Product, of salesforce.com, inc.

With the acquisition of Tableau, Salesforce remains committed to Einstein Analytics and Datorama as core parts of our Analytics strategy. We will be working over the next few months to jointly build a product roadmap that takes advantage of all the unique capabilities of each technology and brings to market a solution or set of solutions that enhances all three products. Customers should feel confident in their investments in these products (past, present and future)—We remain committed to all of these products. You can point your customers to the following public FAQ, which highlights our commitment to these three products as part of our roadmap.

External FAQ on Salesforce Newsroom

Newsroom Link: https://www.salesforce.com/company/news-press/stories/2019/06/061419-km/

Salesforce has signed a definitive agreement to acquire Tableau, combining the world’s #1 CRM with the #1 analytics platform to supercharge customers’ digital transformations. More information is available in our press release, and here are some frequently asked questions:

Who is Tableau?

Tableau pioneered self-service analytics with an intuitive analytics platform that empowers people of any skill level to work with data. More than 86,000 organizations around the world, such as Charles Schwab, Verizon, Schneider Electric, Southwest and Netflix, rely on Tableau to help them see and understand data.

How will Salesforce customers benefit from this combination?

Companies of every size and industry are transforming how they do business in the digital age—customers and data are at the heart of those transformations. With Tableau, Salesforce will play an even greater role in driving digital transformation, enabling companies around the world to tap into data across their entire business and surface deeper insights to make smarter decisions, drive intelligent, connected customer experiences and accelerate innovation. With Tableau and Einstein together, Salesforce will deliver the most intelligent and intuitive analytics and visualization platform for every department and every user at any company.

How will Tableau customers benefit from being part of the Salesforce family?

As part of Salesforce, Tableau will be positioned to scale and further its mission to help people see and understand data. Following close, Tableau will operate independently within Salesforce under the Tableau brand, driving forward a continued focus on its mission, customers and community with the full power of Salesforce behind them.

How will Salesforce support Tableau’s strategy and product roadmap?

Salesforce is committed to Tableau’s roadmap and vision. As part of the world’s #1 CRM company, Tableau will be able to accelerate its mission and deliver even more innovation to more people, faster than ever before. Tableau is going to continue to be laser-focused on delivering the innovations in analytics that customers need.

How will the acquisition affect the Salesforce Analytics product roadmap?

Salesforce has the best analytics for CRM with Einstein Analytics and Datorama. Tableau has the #1 analytics platform for every department and everyone at a company. With the acquisition of Tableau, Einstein Analytics and Datorama will continue to be core to our analytics strategy. We will be working over the next few months to jointly build a product roadmap that takes advantage of all the unique capabilities of each technology and brings to market a solution or set of solutions that enhances all three products.

When will the transaction close?

The acquisition of Tableau is expected to be completed in Salesforce’s fiscal third quarter ending October 31, 2019, subject to customary closing conditions, including the tender by Tableau stockholders of shares representing a majority of the Tableau common stock voting power, assuming all shares tendered or converted will be counted on a one-vote-per-share basis, and the receipt of regulatory approvals.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (“Salesforce”), its acquisition subsidiary or Tableau Software, Inc. (“Tableau”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Salesforce and its acquisition subsidiary will file a tender offer statement on Schedule TO, Salesforce will file a registration statement on Form S-4 and Tableau will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. TABLEAU STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TABLEAU SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Tableau stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Tableau will be available free of charge under the SEC filings heading of the Investor section of Tableau’s website at https://investors.tableau.com or by contacting Tableau’s Investor Relations department at ir@tableau.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, Salesforce and Tableau file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Salesforce and Tableau at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Salesforce’s and Tableau’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to Salesforce, Tableau and the acquisition of Tableau by Salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, Salesforce’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Salesforce or Tableau, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Salesforce to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Tableau’s shares being validly tendered into the exchange offer to meet the minimum condition; Salesforce’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; Salesforce’s ability to successfully integrate Tableau’s operations; Salesforce’s ability to implement its plans, forecasts and other expectations with respect to Tableau’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Tableau’s business model on Salesforce’s ability to forecast revenue results;

disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of Salesforce’s common stock or on Salesforce’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Tableau’s business relationships, operating results, and business generally; the effect of general economic and market conditions; the impact of geopolitical events; the impact of foreign currency exchange rate and interest rate fluctuations on Salesforce’s results; Salesforce’s business strategy and Salesforce’s plan to build its business, including Salesforce’s strategy to be the leading provider of enterprise cloud computing applications and platforms; the pace of change and innovation in enterprise cloud computing services; the seasonal nature of Salesforce’s sales cycles; the competitive nature of the market in which Salesforce participates; Salesforce’s international expansion strategy; Salesforce’s service performance and security, including the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; real estate and office facilities space; Salesforce’s operating results and cash flows; new services and product features; Salesforce’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; the performance and fair value of Salesforce’s investments in complementary businesses through Salesforce’s strategic investment portfolio; Salesforce’s ability to realize the benefits from strategic partnerships, joint ventures and investments; the impact of future gains or losses from Salesforce’s strategic investment portfolio including gains or losses from overall market conditions that may affect the publicly traded companies within Salesforce’s strategic investment portfolio; Salesforce’s ability to execute its business plans; Salesforce’s ability to successfully integrate acquired businesses and technologies; Salesforce’s ability to continue to grow unearned revenue and remaining performance obligation; Salesforce’s ability to protect its intellectual property rights; Salesforce’s ability to develop its brands; Salesforce’s reliance on third-party hardware, software and platform providers; Salesforce’s dependency on the development and maintenance of the infrastructure of the Internet; the effect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; the valuation of Salesforce’s deferred tax assets and the release of related valuation allowances; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws; uncertainties affecting Salesforce’s ability to estimate its tax rate; the impact of expensing stock options and other equity awards; the sufficiency of Salesforce’s capital resources; factors related to Salesforce’s 2023 and 2028 senior notes, revolving credit facility, 2021 term loan and loan associated with 50 Fremont; compliance with Salesforce’s debt covenants and lease obligations; current and potential litigation involving Salesforce; and the impact of climate change.

Further information on these and other risk and uncertainties relating to Salesforce can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings Salesforce makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor. The forward-looking statements included in this communication are made only as of the date hereof. Salesforce and Tableau assume no obligation and does not intend to update these forward-looking statements, except as required by law.